SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  22 April 2015

Material fact disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Oi S.A.
CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43
BOARD OF TRADE (NIRE) No. 33 3 0029520-8
Publicly-Held Company

MATERIAL FACT

Approval of the European Commission of the Acquisition by Altice Portugal, S.A.
of all PT Portugal, SGPS, S.A. Shares Held by Oi S.A.
and
Non-Opposition of the Portuguese Insurance and Pension Fund Supervisory
Authority to the Acquisition by Altice Portugal, S.A. of a Qualified Indirect
Participation in the Share Capital of Previsão — Sociedade Gestora de Fundos de
Pensões, S.A.

Oi S.A. (“Oi” — Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, paragraph 4, of Law No. 6,404/76 and Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM), and in furtherance of the Material Facts issued on November 3 and 30, 2014, and on December 8 and 9, 2014, informs its shareholders and the market in general, that it was notified by Altice Portugal, S.A. in respect to the satisfaction of conditions precedent regarding:

1.              the approval by the European Commission of the acquisition by Altice Portugal, S.A. of all issued shares of PT Portugal, SGPS, S.A. (“PT Portugal”) held by Oi; and

2.              the non-opposition of the Portuguese Insurance and Pension Fund Supervisory Authority (Autoridade de Supervisão de Seguros e Fundos de Pensões) to Altice Portugal, S.A. holding of an qualified indirect participation equal to 82.05% of the share capital of Previsão — Sociedade Gestora de Fundos de Pensões, S.A.

According to the terms stated in the European Commission’s correspondence of April 20, 2015, to which Altice Portugal, S.A. refers in its notice, the approval of the European Commission is conditioned on the French group selling the assets that it currently owns in Portugal, namely Cabovisão and ONI.

Oi would like to reiterate that, as previously disclosed to the market, prior to the consummation of the sale of PT Portugal and as a condition precedent to its closing, a corporate reorganization, which is currently taking place, is required in order to delineate the operations to be transferred as well as to separate PT Portugal’s investments which will not be included in the sale, including the investments in Africatel GmbH & Co. KG and Timor Telecom S.A., as well as all or part of PT Portugal’s indebtedness.

The Company will keep its shareholders and the market in general informed of any relevant subsequent events related to the topics discussed in this Material Fact.

Rio de Janeiro, April 22, 2015.

Oi S.A.
Flavio Nicolay Guimarães
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.